que la protocolice con esta escritura, lo que así hago, pasando a formar parte integrante de la misma y se transcribirá en todas las copias que de esta escritura se libren, quedando elevados a instrumento público todos y cada uno de los citados acuerdos, cuya relación detallada aquí se omite, para evitar inútiles reiteraciones, por figurar los mismos suficientemente detallados en la certificación protocolizada, a la que se remite el compareciente.

-------------OTORGAMIENTO Y AUTORIZACION:-----

Hice las reservas y advertencias legales. Yo el Notario, como responsable del fichero automatizado del Protocolo y documentación notarial y del fichero de administración y organización de la Notaría, garantizo el pleno cumplimiento de la normativa de Protección de Datos de Carácter Personal, y así, de acuerdo con la L.O. 15/99, los comparecientes quedan informados de la incorporación de sus datos a los ficheros automatizados existentes en la notaría a mi cargo, antes mencionados, así como del